March 7, 2008

Mr. Donald F. Delaney                                                                     VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, N. E.
Washington, D.C.  20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9368

Re:          Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 333-118902

Dear Mr. Delaney:

Siberian Energy Group Inc. (“we,” “us,” and the “Company”) has the following responses in connection with your letter dated January 25, 2008, and subsequent telephone conversations between the Staff and the Company on February 19, 2008 and March 4, 2008:

BASIS FOR RECORDING VALUE OF RESTRICTED SHARE
TRANSACTIONS AT A DISCOUNT TO MARKET PRICES

1. Discounted value of restricted stock was determined through actual business transactions of the company.

Siberian Energy Group Inc. (“Siberian”) is a development stage company. Being limited in its cash resources it often has to pay to its service providers with company’s stock rather than cash.

In 2006 the company was still in process of establishing its position on the market. It was not desirable to trigger a large inflow of additional shares for sale on the market. Therefore, the company suggested to its counter parties to issue restricted stock for their services (stock unregistered with SEC and bearing a restrictive legend), which stock had limited liquidity.

Whether Siberian issued restricted shares to service providers or to creditors who gave loans to the company, the receiving party required a higher number of restricted shares (when compared to free-trading shares), because the minimum one-year holding period and volume limitation on such sales, imposed by Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), SIGNIFICANTLY increased their commercial risks as:

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The company did not have any revenues yet, did not discover oil nor did the company have any proven reserves and at could have at collapsed any time if it did not find adequate financing. Accepting restricted stock the investors were buying into the financial condition of the company for future years. Investment in Siberian shares was viewed more risky than an investment in restricted shares of an established company, for instance General Electric, where investors could be more or less sure that the company remained in business, and which company had a longer history of profitable operations on which to base an investment decision.

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In case Siberian negotiated a large number of shares in lieu of payment – the companies would argue that the stock would remain partially illiquid even after the one-year holding period due to the volume restrictions of rule 144. As such, those shareholders wouldn’t be able to sell as a large a number of shares in the market for at least another year or two after such shares were issued, which inflated the holding risk even further. For example, we paid 1.9 million restricted shares in acquisition of the geological data and the ownership of Kondaneftegaz (“KNG”). According to Rule 144, the holder of restricted shares would be able to sell only up to 1% of total outstanding shares of Siberian within any 90 days after the one-year obligatory holding period. To sell all the shares it would take the holder approximately 2 years, taking into account the 18 million outstanding shares at the time of sale of KNG, and the one year obligatory holding period, when no shares can be sold.

So, while negotiating payment with restricted stock, the company always faced the fact that the price of restricted stock was valued lower by the counter party. This discount that we determined empirically was also reflected in the financial records of the company. Restricted shares issued for services or in acquisition of assets were valued at a 30% discount to the quoted market price on such grant dates.

2. Examples of restricted share price calculation as a result of repayment of debts.

The best demonstration of the fact that the discount was actually in place in Siberian’s operations was the historical conversion of a fixed amount of dollars into restricted stock of the company.
In August of 2006 the company undertook steps to decrease the amount of short-term debt through converting this debt into shares. The following dollar amounts were converted into shares (for both affiliates and non-affiliates of the company):

Name	Dollar amount	Number of shares
	Owed	issued to creditor on conversion

Alexandr Kogan, unrelated party	$65,127	40,452 restr. shares
Loan repayment

Business Standard, unrelated	$28,125	17,469 restr. shares
Party, payment for services

Vladimir Orlov, Moscow representative	$117,656	73,078 restr. shares
Reimbursement for expenses paid on
behalf of the company in 2003-2006

Tim Peara, member of the board	$45,626	28,339 restr. shares
Director’s compensation for 2005-2006

Alternative Energy Finance	$47,969	29,795 restr. shares
Commission relating to JV, calculated
As 1% of dollar amount funded to JV

The price of one share of stock was agreed upon as follows: the average sales price of free-trading shares for the 5 business days prior to the transaction. On August 21, 2006 this average price was $2.30.  A 30% discount was then applied to compensate for the restrictive nature of the shares, which were to be issued. This yielded the conversion price of $1.61 per share.

3. Sales restrictions of Rule 144
Below is the summary of restrictions imposed by Rule 144, which were in force in 2006.

Restricted securities, as defined by rule 144 (par (a)(3)) are those acquired from the issuer in a transaction not involving any public offering, or in a transaction meeting requirements of Rule 144, or in transactions subject to resale limitations of Regulation D, Regulation CE and Regulation S. In summary, a restricted security is any security not registered with SEC and which cannot therefore be freely sold on a public market.

Rule 144 defines the conditions under which restricted stock can be sold. The purpose of Rule 144 is to ensure that the owner of restricted securities assumes the economic risks of the securities before selling them.

Rule 144 (d) dictates the minimum one-year holding period. “A minimum of one year must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale of such securities in reliance on this section for the account of either the acquirer or any subsequent holder of those securities.”  The foundation principle underlying 144’s holding period is that securities acquired were purchased with investment intent.

On expiration of one-year holding period a holder of restricted stock faces following limitations on sale:

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“Any person who sells restricted securities of an issuer for his own account shall be deemed not to be engaged in a distribution of such securities and therefore not to be an underwriter thereof.” (Rule 144 (b))

-	there must be “current public information” available on the issuer ( paragraph 144(c))
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Limitation on Amount of Securities sold (Rule 144 (e)): the amount of securities that can be sold in any three-month period cannot be more than the greater of the following: 1% of the issuer’s total outstanding shares, or, the average reported weekly volume in an issuer’s stock for the four weeks immediately preceding the filing of Form 144. Limitation on amount that can be sold is lifted only for non-affiliates of the company after a two-year holding period (Rule 144 (k)).

-	Manner of sale: the sales must be in arm’s length broker transactions, without pre-arrangements or broker’s solicitation of orders. (Rule 144(f));
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Notice of proposed sale (Rule 144 (h)): the seller must file a Form 144 with SEC, unless the transaction is very small, under $10,000 or 500 shares); the seller must have a bona fide intention to sell the shares at the time he files Form 144.

At the time Siberian issued restricted stock to the service providers, to creditors in repayment of debt and in lieu of compensation to its affiliates, the holders of such stock were bound by the sales limitations of Rule 144.

None of our contracts promised or had other wording mentioning the possibility to register the shares with SEC within one year (which would have alleviated the one (1) year minimum holding period of Rule 144). The company did not intend and actually did not register any of those shares. It was also contemplated between the investors and the company that the investor would hold the shares for one year plus, and that they would assume the risk of his/her investment. This was exactly the reason the company agreed to issue more shares of restricted common stock than would have been required whem simply comparing to the number of shares such debts would have equaled on the grant dates in free trading stock.

4. Issue of restricted stock to directors and officers

Restricted stock issued to directors and officers of the company is subject to further limitations on sale due to an internal agreement between the company and its affiliates. The company wants its affiliates to maintain a long-term holdings in the company’s shares, and therefore the understanding was reached that the company’s affiliates would not apply to lift the restrictive legend from their share certificates for a period of at least two years. The following is an abstract from the Company’s Memorandum on this subject dated December 1, 2006, and addressed to the affiliates of Siberian:

“Holding of restricted securities by affiliates of Siberian Energy Group Inc.

Siberian Energy Group Inc. is a development stage company. It started trading on OTC Bulletin Board in May of 2005. Its “float” (number of free-trading shares) is relatively small. Any bulk sale of the securities on the market may have an impact on the share price. This is not desirable for the company at the present moment, since it has just begun the process of establishing itself on the market.

From time to time Siberian Board of Directors may approve issue of restricted stock to the officers, directors and certain other affiliates of the company as part of compensation for service. We are very proud to grant the opportunity of the ownership of the company to those who contributed to successful start-up of its operations. We expect that the officers, directors and other affiliates of the company will maintain the long-term character of their investment. Therefore we expect that these individuals voluntarily take the obligation to hold their investments in SEG’ shares beyond the obligatory one-year holding period to a period of at least two years from acquisition of the securities or exercising of the stock options.”

This internal restriction is actually working – as of today, none of the securities granted to affiliates of the company have been released for sale after under Rule 144, after the minimum one-year holding period was reached (subject to volume limitations, etc.), which would be the logical thing to do taking into consideration the downward trend of the company’s stock price over the past several years.

5. Latest pronouncements confirm that restricted security can be valued less than the free-trading security.

Former guidance in Statement 115 stipulated that the fair value of a security should equal the quoted prices on a stock exchange, unless it was a restricted security. Footnote 2 described a restricted security as an equity security, for which sale is restricted by governmental or contractual requirement, except if that requirement terminates within one year or if the holder has the power to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144, is not considered restricted.

Based on the Rule 144 described in point 3, the only way to allow the sale of a restricted security before one year has elapsed, is to register this security with SEC by filing of a registration statement. At the time of issue of restricted shares the receiving party agreed to hold shares for a period of one year (or more, as described above) and had no power to request registration of Siberian shares at any time. Therefore management considered that no portion of its securities could be reasonably expected to qualify for sale within one year and therefore such securities satisfy the definition of restricted security as per Footnote 2 of SFAS 115.

SFAS 157, although changed the wording of Footnote 2, appears to have the same meaning as the original definition in statement 115.  It now says that Restricted stock meets that definition (the definition of the securities which fair value is determinable via quoted prices on securities exchanges registered with SEC) if the restriction terminates within one year. So, instead of saying “any portion of a security that may reasonably qualify for sale”, the guidance says “if the restriction terminates within one year”. Footnote 2 further clarifies the meaning:
“The fair value of restricted stock shall be measured based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction.”

FAS 123R “Share based payment”, which was in effect since 2006, also allows for discounts on restricted stock. Par. 17 says that the “inability to sell vested shares for a period of time is considered in estimating the fair value of the instruments at the grant date.” Par. 21 says: a “restricted share awarded to an employee shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties.  A narrower definition of restricted stock had been introduced in SFAS 123R which considers the imposition of restriction after the employee has a vested right in it. “Statement 123R reserved the term ‘restricted’ for fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time” (par 21, footnote 100, p.91).

Based on the above reasoning and latest accounting provisions, we believe that the restricted shares and stock options are properly valued in Siberian’s 2006 financial statements and corresponding 10-KSB.

If you have any additional questions or comments, please call Elena Pochapski, at (905) 764-3171.

Siberian Energy Group Inc.

/s/ David Zaikin
David Zaikin
Chief Executive Officer

/s/ Elena Pochapski
Elena Pochapski
Chief Financial Officer